VIA EDGAR

February 20, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant, Division of Corporation Finance

Re:	Alkermes Public Limited Company
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed May 18, 2012
File No. 001-35299

Dear Mr. Rosenberg:

We acknowledge receipt of your comment letter dated February 13, 2013 with respect to the Alkermes Public Limited Company Form 10-K for the fiscal year ended March 31, 2012.

We respectfully request an extension of 15 business days in order to adequately respond to your comments, and our response will be submitted no later than March 21, 2013.

Sincerely,

/s/ James M. Frates
James M. Frates
Senior Vice President and Chief Financial Officer
Alkermes Public Limited Company